Exhibit 21.1

SUBSIDIARIES OF iCIMS HOLDING CORP.

Name	Jurisdiction of Formation

Cersei Parent Holdings, LLC	Delaware

Cersei Intermediate Holdings, Inc.	Delaware

iCIMS, Inc.	New Jersey

Altru Labs, Inc.	Delaware

TextRecruit, Inc.	Delaware

iCIMS International, LLC	Delaware

Jibe, Inc.	Delaware

EasyRecrue SAS	France

iCIMS Canada, Inc.	Canada

iCIMS India Private Limited	India

Opening HR Limited	Ireland